UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BioScrip, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

09069N108

(CUSIP Number)

Alison S. Ressler, Esq.

Rita-Anne O’Neill, Esq.

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 09069N108

1.	Names of Reporting Persons ASSF IV AIV B Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,188,615 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,188,615 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,188,615 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.6% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 09069N108

1.	Names of Reporting Persons ASSF Operating Manager IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,188,615 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,188,615 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,188,615 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.6% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 09069N108

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,188,615 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,188,615 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,188,615 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.6% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 09069N108

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,188,615 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,188,615 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,188,615 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.6% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 09069N108

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,188,615 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,188,615 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,188,615 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.6% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 09069N108

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,188,615 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,188,615 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,188,615 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.6% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 09069N108

1.	Names of Reporting Persons Ares Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,188,615 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,188,615 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,188,615 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.6% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 09069N108

1.	Names of Reporting Persons Ares Voting LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,188,615 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,188,615 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,188,615 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.6% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 09069N108

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,188,615 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,188,615 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,188,615 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.6% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 09069N108

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,188,615 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,188,615 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,188,615 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.6% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 2 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by certain of the Reporting Persons on July 10, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on February 25, 2019 (as so amended, the “13D Filing”, and together with this Amendment No. 2, the “Schedule 13D”). Except as amended in this Amendment No. 2, the 13D Filing remains in full force and effect. Terms defined in the 13D Filing are used in this Amendment No. 2 as so defined, unless otherwise defined in this Amendment No. 2.

Item 2. Identity and Background

The last sentence of Item 2(a) of the 13D Filing is hereby amended and restated as follows:

The Reporting Persons have entered into a joint filing agreement, dated as of March 15, 2019, a copy of which is attached hereto as Exhibit 99.3.

Item 5. Interest in Securities of the Issuer

Item 5 of the 13D Filing is hereby amended and restated in its entirety as follows:

(a) Aggregate number and percentage of securities.

As of the date hereof, ASSF IV directly holds 7,188,615 shares of Common Stock.  The Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the shares of Common Stock held by ASSF IV, which are reported on the cover pages to this Schedule 13D for such Reporting Persons, as applicable. See also items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.  The applicable ownership percentages reported in this Schedule 13D are based on 128,155,291 shares of Common Stock outstanding as of March 7, 2019, as reported by the Issuer on its Annual Report on Form 10-K filed on March 15, 2019.

(b) Power to vote and dispose. See items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c) Transactions within the past 60 days. The information set forth in Items 3, 4 and 6 in this Schedule 13D is incorporated herein by reference. Except as otherwise described in this Schedule 13D, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

(d) Certain rights of other persons. Except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Date ceased to be a 5% owner. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the 13D Filing is hereby amended by adding the following immediately prior to the last paragraph thereof:

On March 14, 2019, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with HC Group Holdings II, Inc., a Delaware corporation (“HC Group Holdings II”) and certain other parties.  The Merger Agreement provides for, among other things, the merger of a newly-formed subsidiary of the Issuer with and into HC Group Holdings II (the “First Merger”), and immediately following the First Merger, the merger of HC Group Holdings II with and into another newly-formed subsidiary of the Issuer (together with the First Merger, the “Mergers”).

In connection with the Merger Agreement, ASSF IV and an account managed by ASSF Operating Manager IV (the “Managed Account”) each entered into:

•                  a letter agreement with the Issuer (a “Letter Agreement”);

•                  the Amended and Restated Warrant Agreement, among the Issuer, ASSF IV, the Managed Account and the other holders signatory thereto (the “Warrant Amendment”); and

•                  an amendment to the Registration Rights Agreement, among the Issuer, ASSF IV, the Managed Account and the other holders signatory thereto (the “RRA Amendment”).

In addition, in connection with the Mergers, Ares Management LLC, on behalf of one or more affiliated funds, investment vehicles and/or managed accounts, and one of its subsidiaries, Ares Capital Management LLC, on behalf of one or more affiliated funds, investment vehicles and/or managed accounts (collectively, the “Ares Parties”), entered into certain debt financing commitments (the “Debt Commitments” and, together with the Letter Agreements, Warrant Amendment and RRA Amendment, the “Transaction Documents”).

Letter Agreements and Warrant Amendment

Under the terms of their respective Letter Agreements, each of ASSF IV and the Managed Account, as holders of the Warrants, and the Issuer have agreed to enter into the Warrant Amendment, conditioned upon the consummation of the First Merger.  Under their respective Letter Agreements, in consideration of their execution and delivery of the Warrant Amendment, and conditioned upon the occurrence of the First Merger Effective Time (as defined in the Merger Agreement), the Issuer agrees to issue to ASSF IV and the Managed Account 1,012,226 and 337,408 shares, respectively, of Common Stock of the Issuer (the “Amendment Shares”), promptly following the occurrence of the First Merger Effective Time. Each of ASSF IV and the Managed Account agrees, pursuant to the terms of their respective Letter Agreements, not to sell their Warrants or exercise their exchange right under any Warrant prior to the earlier of the First Merger Effective Time or the termination of the Merger Agreement according to its terms.

The Warrant Amendment amends and restates the Warrant Agreement, in connection with, and conditioned upon, the consummation of the First Merger in accordance with the Merger Agreement.  The Warrant Agreement is amended and restated so as to fix the aggregate number of shares of Common Stock issuable upon exercise of the Warrants at 8,287,317 shares.  The number of shares of Common Stock issuable to ASSF IV and the Managed Account upon exercise of the Warrants following the effectiveness of the Warrant Amendment is fixed at 4,520,354 and 1,506,784, respectively.  The Expiration Time and Exercise Price are unchanged from the Warrant Agreement.  The Warrant Amendment has customary cash and cashless exercise provisions and anti-dilution provisions customary for a fixed-share warrant, including an anti-dilution adjustment in the event that the Issuer issues shares of Common Stock or Common Stock Equivalents (as defined in the Warrant Amendment) at an effective price per share less than the current market price of the Common Stock or the applicable exercise price of the Warrants, subject to certain exceptions.  Other terms of the Warrant Agreement remain unchanged.

RRA Amendment

The RRA Amendment amends the Registration Rights Agreement to include the Amendment Shares under the definition of “Registrable Securities”, and to specify the date after which registration rights are available with respect to the Amendment Shares.  Other terms of the Registration Rights Agreement remain unchanged. The effectiveness of the RRA Amendment is conditioned upon the consummation of the First Merger.

Debt Commitments

Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Ares Capital Management LLC, on behalf of one or more affiliated funds, investment vehicles and/or managed accounts, Broad Street Loan Partners III, L.P., Broad Street Loan Partners III Offshore, L.P., Broad Street Loan Partners III Offshore-Unlevered, L.P. and Broad Street Senior Credit Partners II, L.P. (collectively, the “Lenders”) provided a financing commitment letter dated March 14, 2019 (the “Commitment Letter”) to HC Group Holdings II pursuant to which the Lenders, subject to the terms and conditions in the Commitment Letter, committed an aggregate amount of up to $1,075 million toward senior secured credit facilities, consisting of a first lien term loan facility in an aggregate principal amount of up to $925 million and an asset-based revolving credit facility in an aggregate principal amount of up to $150 million, which will be used to fund a portion of the consideration payable in connection with the Mergers, to repay certain of the Issuer’s existing indebtedness and certain of HC Group Holdings II’s existing indebtedness, working capital and general corporate purposes and to pay fees and expenses associated with closing the financing of the Mergers.

Certain funds, investors, entities and accounts that are managed, sponsored or advised by Goldman Sachs & Co. LLC or its affiliates and the Ares Parties (collectively, the “Investors”), provided a financing commitment letter dated March 14, 2019 (the “Notes Commitment Letter”) to HC Group Holdings II pursuant to which the Investors, subject to the terms and conditions in the Notes Commitment Letter, committed to purchase $400 million of senior secured PIK toggle second lien floating rate notes (the “Notes”), the net proceeds of which will be used to fund a portion of the consideration payable in connection with the Mergers, to repay certain of the Issuer’s existing indebtedness and certain of HC Group Holdings II’s existing indebtedness and to pay fees and expenses associated with closing the financing of the Mergers.

The foregoing descriptions of the Transaction Documents do not purport to be complete and are qualified in their entirety by reference to the full text of the Transaction Documents, copies of which are filed as Exhibits 5.1 through 5.5 of this Schedule 13D and are incorporated by reference in this Schedule 13D.

Item 7. Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended by adding the following:

Exhibit 5.1	Letter Agreements, dated as of March 14, 2019, between BioScrip, Inc. and ASSF IV AIV B Holdings, L.P and between BioScrip, Inc. and Amari Investment Pte. Ltd.

Exhibit 5.2	Amended and Restated Warrant Agreement, dated as of March 14, 2019, by and among BioScrip, Inc., Amari Investment Pte. Ltd., ASSF IV AIV B Holdings, L.P., and the other holders signatory thereto.

Exhibit 5.3

Amendment No. 1 to Registration Rights Agreement, dated as of March 14, 2019, by and among BioScrip, Inc., Amari Investment Pte. Ltd., ASSF IV AIV B Holdings, L.P., and the other holders signatory thereto.

Exhibit 5.4

Commitment Letter, dated as of March 14, 2019, by and among HC Group Holdings II, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Ares Capital Management LLC, Broad Street Loan Partners III, L.P., Broad Street Loan Partners III Offshore, L.P., Broad Street Loan Partners III Offshore-Unlevered, L.P. and Broad Street Senior Credit Partners II, L.P.

Exhibit 5.5

Notes Commitment Letter, dated as of March 14, 2019, by and among HC Group Holdings II, Inc., GS Mezzanine Partners VII, L.P., GS Mezzanine Partners VII Offshore, L.P., GS Mezzanine Partners VII Offshore Treaty, L.P., Broad Street Danish Credit Partners, L.P., Broad Street Credit Holdings LLC, Ares Management LLC and Ares Capital Management LLC.

Exhibit 99.3	Joint Filing Agreement, dated as of March 15, 2019, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 15, 2019

ASSF IV AIV B HOLDINGS, L.P.

By:	ASSF Operating Manager IV, L.P.,
Its:	Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASSF OPERATING MANAGER IV, L.P.

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its:	General Partner

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDINGS INC.

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT CORPORATION

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES VOTING LLC

By:	ARES PARTNERS HOLDCO LLC
Its:	Sole Member

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 5.1	Letter Agreements, dated as of March 14, 2019, between BioScrip, Inc. and ASSF IV AIV B Holdings, L.P and between BioScrip, Inc. and Amari Investment Pte. Ltd.

Exhibit 5.2	Amended and Restated Warrant Agreement, dated as of March 14, 2019, by and among BioScrip, Inc., Amari Investment Pte. Ltd., ASSF IV AIV B Holdings, L.P., and the other holders signatory thereto.

Exhibit 5.3

Amendment No. 1 to Registration Rights Agreement, dated as of March 14, 2019, by and among BioScrip, Inc., Amari Investment Pte. Ltd., ASSF IV AIV B Holdings, L.P., and the other holders signatory thereto.

Exhibit 5.4

Commitment Letter, dated as of March 14, 2019, by and among HC Group Holdings II, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Ares Capital Management LLC, Broad Street Loan Partners III, L.P., Broad Street Loan Partners III Offshore, L.P., Broad Street Loan Partners III Offshore-Unlevered, L.P. and Broad Street Senior Credit Partners II, L.P.

Exhibit 5.5

Notes Commitment Letter, dated as of March 14, 2019, by and among HC Group Holdings II, Inc., GS Mezzanine Partners VII, L.P., GS Mezzanine Partners VII Offshore, L.P., GS Mezzanine Partners VII Offshore Treaty, L.P., Broad Street Danish Credit Partners, L.P., Broad Street Credit Holdings LLC, Ares Management LLC and Ares Capital Management LLC.

Exhibit 99.3	Joint Filing Agreement, dated as of March 15, 2019, by and among the Reporting Persons.